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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. )*


                        Suburban Bancorporation, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                        Common Shares, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  864348107
- --------------------------------------------------------------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement / X /.    (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                INITIAL FILING
                               Page 1 of 5 Pages

       CUSIP NO.           864348107                            13G          PAGE 2 OF 5 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fifth Third Bancorp
         31-0854434

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   /X /
                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio corporation

                                             5   SOLE VOTING POWER
          NUMBER OF                                147,881
            SHARES
         BENEFICIALLY                        6   SHARED VOTING POWER
           OWNED BY                                0
        EACH REPORTING
         PERSON WITH                         7   SOLE DISPOSITIVE POWER
                                                   19,511

                                             8   SHARED DISPOSITIVE POWER
                                                   0

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         147,881

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         NOT APPLICABLE

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.35%

  12   TYPE OF REPORTING PERSON*

         HC

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 5 Pages

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON  D.C.  20549

                                 SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. )


Item 1 (a)      Name of Issuer:

                Suburban Bancorporation, Inc.

Item 1 (b)      Address of Issuer's Principal Executive Office:

                        10869 Montgomery Road
                        Cincinnati, Ohio 45242

Item 2 (a)-(c)  Names, Addresses & Citizenship of Persons Filing:

                        Fifth Third Bancorp
                        38 Fountain Square Plaza
                        Cincinnati, Ohio 45263

Item 2 (d)      Title of Class of Securities:

                Common Shares, $.01 par value

Item 2 (e)      CUSIP Number:

                864348107

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with 240.13(d-1)(b)(ii)(G) of the Exchange Act Rules.

Item 4          Ownership:

                This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 147,881 outstanding shares of the Common Stock of Suburban Bancorporation, Inc., $.01 par value.

                The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

       (a)      Amount Beneficially Owned:

                Fifth Third Bancorp, through fiduciary accounts held in its banking subsidaries, has neither voting power no dispositive power with respect to 4,095 shares and are not deemed to be beneficially owned.

                The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

                Powers:                                 No. of Shares

                Full voting; full dispositive           19,511
                Full voting; shared dispositive         0
                Full voting; no dispositive             128,370
                Shared voting; full dispositive         0
                Shared voting; shared dispositive       0
                Shared voting; no dispositive           0
                No voting; full dispositive             0
                No voting; shared dispositive           0

       (b)      Percentage of Class:

                Fifth Third Bancorp has aggregate beneficial ownership of 9.35%.

       (c)      Number of Shares as to which such Person has:

                (i)     Sole Power to Vote or to Direct
                        the Vote                        147,881

                (ii)    Shared Power to Vote or to
                        Direct the Vote                       0

                (iii)   Sole Power to Dispose or to
                        Direct the Disposition of        19,511

                (iv)    Shared Power to Dispose or to
                        Direct the Disposition of             0

Item 5    Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

          Fifth Third Bancorp, as parent holding company of the banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13(d-1)(b)(ii)(G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

List of Banking Subsidiaries      Federal Tax ID Number    Item 3 Classification
- ----------------------------      ---------------------    ---------------------
Fifth Third Bank                           31-0854433            BK
Fifth Third Bank of Columbus               31-1137357            BK
Fifth Third Bank of Northwestern Ohio      34-4208980            BK
Fifth Third Bank of Central Kentucky       61-0290030            BK
Fifth Third Trust Co. & Savings Bank, FSB  59-3085783            BK
Fifth Third Bank of Northern Kentucky      61-0335110            BK
Fifth Third Bank of Central Indiana        35-0545660            BK
Fifth Third Bank of Western Ohio           31-0676865            BK
Fifth Third Bank of Kentucky, Inc.          61-0290030            BK

Items 8-9    Not Applicable

Item 10         Certification

       By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995
- -----------------
Date

THE FIFTH THIRD BANCORP


By: MICHAEL K. KEATING
    -----------------

Name:   Michael K. Keating
        ------------------
Title:  Secretary



                      *SEE INSTRUCTION BEFORE FILLING OUT!



                              Page 5 of 5 Pages